SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 09 , 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS AGENDA

Name	Brasil Telecom Participações S.A.
Headquarters Address	SIA/Sul – ASP – Lote D, Bloco B – Brasília, DF, Brazil
Website	www.brasiltelecom.com.br
Investor Relations Officer	Name: Charles Laganá Putz E-mail: ri@brasiltelecom.com.br Phone #: (55 61) 3415-1140 Fax #: (55 61) 3415-1315
Newspapers for Company Releases	Valor Econômico (edição nacional) Correio Braziliense (Brasília) Diário Oficial da União

Annual Financial Statements, including MD&A, relative to December 31, 2005.
Event	Date
Available to shareholders	03/30/2006
Publishing in newspapers	03/30/2006
Filing with Bovespa	03/30/2006

Annual Financial Statements to CVM – DFP, relative to December 31, 2005.
Event	Date
Filing with Bovespa	03/30/2006

Dividends and Interest on Shareholders' Equity, relative to December 31, 2005
Type	Event - Date	Amount (R$ million)	R$/1,000 shares (Gross)		Date of Payment
			Common	Preferred
Interest on Shareholders' Equity	Board of Directors' Meeting - 03/29/2005	216.6	0.597536340	0.597536340	05/16/2005
Dividends	General Shareholders' Meeting - 04/29/2005	300.0	0.827612659	0.827612659	05/23/2005
Interest on Shareholders' Equity	Board of Directors' Meeting - 12/01/2005	352.4	0.972169003	0.972169003	01/14/2006

Annual Information to CVM – IAN, relative to December 31, 2005.
Event	Date
Filing with Bovespa	05/26/2006

Quarterly Information to CVM – ITR
Event	Date
Filing with Bovespa
First quarter 2006	05/15/2006
Second quarter 2006	08/14/2006
Third quarter 2006	11/14/2006

General Shareholders’ Meeting
Event	Date
Publishing of Summons Notice	March 29, 30 and 31, 2006
Filing of Summons Notice with Bovespa	03/29/2006
General Shareholders’ Meeting	04/28/2006
Filing of the main deliberations with Bovespa	04/28/2006
Filing of the minutes with Bovespa	04/28/2006

Extraordinary Shareholders’ Meetings already scheduled
Event	Date
Publishing of Summons Notice Publishing of Summons Notice	December 12, 13 and 14, 2005 March 29, 30 and 31, 2006
Filing of Summons Notice with Bovespa	12/09/2005 03/29/2006
Extraordinary Shareholders’ Meeting	01/12/2006 04/28/2006
Filing of the main deliberations with Bovespa
Filing of the minutes with Bovespa	01/12/2006 04/28/2006

Public Meeting with Analysts
Event	Date
APIMEC	05/16/2006

Board of Directors’ Meetings already scheduled
Event	Date
Date of the meeting	-
Filing of the main deliberations with Bovespa	-
Filing of the minutes with Bovespa	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 09 , 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer